Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia,  PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com


January  28,  2016

FILED  AS  EDGAR  CORRESPONDENCE

Keith Gregory
Lauren Hamilton
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Gallery Trust (File No. 333-208691)
        -----------------------------------

Dear Mr. Gregory and Ms. Hamilton:

On behalf of our client, Gallery Trust (the "Registrant"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Registrant's registration statement on Form N-14 (the "Registration Statement"), filed on December 22, 2015, with respect to the reorganization of The International Equity Portfolio (the "Target Fund"), a series of Delaware Pooled Trust (the "Target Trust"), into the Mondrian International Equity Fund (the "Acquiring Fund"), a new series of the Registrant (the "Reorganization"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Target Trust and Mondrian Investment Partners Limited ("Mondrian"), the investment sub-adviser of the Target Fund and the investment adviser of the Acquiring Fund. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1. COMMENT. Please provide an analysis of the factors considered in determining which Fund should be the accounting survivor in the Reorganization, as set forth by the Staff in North American Security Trust (pub. avail. Aug. 5, 1994) (the "NAST Letter").

     RESPONSE. In the NAST Letter, the Staff set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The Staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The Staff noted that among the factors to be compared are the funds' investment advisers; expense structures and expense ratios; investment objectives, policies and restrictions; portfolio compositions; and asset sizes.

     Applying these factors, the Registrant notes that: (i) the investment sub-adviser of the Target Fund will be the investment adviser of the Acquiring Fund, and the portfolio managers of the Target Fund will manage the Acquiring Fund; (ii) the expense ratios of the Target Fund and the Acquiring Fund are expected to be substantially the same, although the Acquiring Fund has contractually agreed to limit expenses, and will impose a 2% redemption fee on shares held for less than 30 days; (iii) the Target Fund and the Acquiring Fund have substantially the same investment objective and substantially similar principal investment strategies, while any differences between the Funds' investment restrictions are not expected to materially impact the operations of the Funds; and (iv) the Acquiring Fund was newly created to acquire all of the assets and liabilities of the Target Fund, and, therefore, the Acquiring Fund will have the same portfolio and assets as the Target Fund.

     Accordingly, the Registrant believes that the Target Fund should be the accounting survivor in the Reorganization.

2. COMMENT. Please include disclosure in the "Summary of Key Information" and "The Proposed Reorganization - Federal Income Tax Considerations" sections regarding the amount of capital loss carryforwards of the Target Fund as of its most recent financial statement date, and the limitations on the use of such capital loss carryforwards as a result of the Reorganization.

     RESPONSE. The Registrant respectfully declines to make the requested changes because the Reorganization is intended to be a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code, and, accordingly, the use of the Target Fund's capital loss carryforwards is not expected to be limited as a result of the Reorganization.

3. COMMENT. If the Target Fund's portfolio is expected to be repositioned in connection with the Reorganization:

     (a) In the "Summary of Key Information" and "The Proposed Reorganization - Federal Income Tax Considerations" sections, please disclose the market value of the investments expected to be sold in connection with the Reorganization, and, if the capital gains associated with such investments exceed the Target Fund's capital loss carryforwards, please disclose the amount of such capital gains on an aggregate and per share basis; and

     (b) In the Capitalization table, include an adjustment reducing the Funds' combined net assets by the amount of brokerage or other transaction related costs expected to be incurred in connection with the Reorganization.

     RESPONSE. Mondrian confirms that it does not expect to reposition the Target Fund's portfolio in connection with the Reorganization.

4. COMMENT. Please provide the Capitalization table information as of a date within 30 days of the effective date of the Registration Statement.

     RESPONSE. The requested change has been made.

5. COMMENT. Please consider including a "President's Letter" as the initial or introductory document to the Proxy Statement/Prospectus (the "Proxy"), as permitted by General Instruction F to Form N-14.

     RESPONSE. The Registrant respectfully declines to make the requested change because a "President's Letter" is not required by Form N-14.

6. COMMENT. Please include and/or update all missing or bracketed information in the Registration Statement, including the information with respect to the Target Fund's performance through December 31, 2015.

     RESPONSE. The requested changes have been made.

7. COMMENT. If one Proxy will be delivered to two or more Target Fund shareholders who share an address in accordance with Section 14a-3(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please include the information required by Item 23 of Schedule 14A under the Exchange Act.

     RESPONSE. The Target Trust confirms that Target Fund shareholders of record who share an address will be provided with separate copies of the Proxy.

8. COMMENT. On the proxy card, please (a) specify how proxy card instructions may be revoked, (b) disclose that the Meeting may be adjourned if sufficient votes to approve the Reorganization are not received by the date of the Meeting and (c) state how improperly marked proxy cards will be voted.

     RESPONSE. The Registrant respectfully declines to include the requested information on the proxy card, because it believes that information regarding revocation and adjournment need not be repeated from the Proxy, and, as discussed below, the Target Trust has confirmed that improperly marked proxy cards would be handled on a case-by- case basis.

9.   COMMENT. Please file signed agreements in response to Item 16 of Form
     N-14.

     RESPONSE. Signed agreements have been incorporated into the Registration Statement by reference to pre-effective amendment no. 3 to the Registrant's registration statement on Form N-1A (File No. 333-206713), filed with the SEC via EDGAR on January 27, 2016, Accession No. 0001135428-16-000984.

10. COMMENT. In the Notice of Special Meeting of Shareholders of the Target Fund (the "Notice"), please (a) disclose that the Meeting may be adjourned if sufficient votes to approve the Reorganization are not received by the date of the Meeting, and (b) consider explaining how incorrectly marked proxy cards will be voted.

     RESPONSE. The Notice has been revised to state that the Meeting may be adjourned if sufficient votes to approve the Reorganization are not received by the date of the Meeting, but the Registrant respectfully declines to address how improperly marked proxy cards would be voted, because such determinations would be made on a case-by-case basis, taking into account the nature of the marking, the Target Trust's governing documents and Delaware law.

11. COMMENT. Please address the internet availability of proxy materials, as required by Rule 14a-16 under the Exchange Act.

     RESPONSE. The Registrant respectfully declines to make the requested change, because it believes that the Reorganization is a business combination transaction, to which the internet availability of proxy materials requirements do not apply, per Rule 14a-16(m).

12. COMMENT. Please correct the punctuation in the sentence defining the term "Acquiring Fund" in the introduction to the Proxy.

     RESPONSE. The requested change has been made.

13. COMMENT. In the introduction to the Proxy, in the answer to the question in the "Summary of Key Information" section of the Proxy regarding what will happen if shareholders of the Target Fund do not approve the Reorganization, and in the "The Proposed Reorganization - Summary of Agreement and Plan of Reorganization" section of the Proxy, please briefly describe the other courses of action for the Target Fund that the Target Fund Board will consider if shareholders of the Target Fund do not approve the Reorganization or the Reorganization does not close.

     RESPONSE. The Registrant respectfully declines to make the requested changes, because the Target Trust has confirmed that the Proxy accurately indicates that the Target Fund Board will consider other courses of action for the Target Fund if and when shareholders of the Target Fund do not approve the Reorganization or the Reorganization does not close.

14. COMMENT. In the "Summary of Key Information" section of the Proxy, please consider including additional questions and answers regarding (a) the expected costs of the reorganization and the bearer of such costs, and (b) the proxy solicitor and the bearer of the proxy solicitation costs.

     RESPONSE. A question and answer have been added to the section to highlight that all the costs of the Reorganization will be borne by Mondrian or an affiliate. The Registrant believes, however, that information regarding the proxy solicitor is appropriately contained within the "Voting Information - Proxy Solicitation" section of the Proxy, and that disclosing the costs of the Reorganization would not assist investors in making an informed decision about whether to approve the Reorganization, because neither the Target Fund nor the Acquiring Fund would bear such costs.

15. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding the reasons for the proposed Reorganization, please consider (a) the appropriateness of the reference to future economies of scale, given the uncertainty as to whether they could be achieved, and (b) briefly describing the other factors that the Target Fund Board considered in concluding that the Reorganization would be in the best interest of the Target Fund and its shareholders.

     RESPONSE. The Registrant believes that the reference to future economies of scale is appropriate because the answer conveys the uncertainty as to whether they could be achieved. The Registrant also believes that the description of the other factors that the Target Fund Board considered in concluding that the Reorganization would be in the best interest of the Target Fund and its shareholders is appropriately contained within the "The Proposed Reorganization - Board Considerations in Approving the Reorganization" section of the Proxy.

16. COMMENT. In the "Summary of Key Information" section of the Proxy, please state whether a shareholder would be subject to the Acquiring Fund's redemption fee if the shareholder redeems Acquiring Fund shares received in connection with the Reorganization within 30 days of purchasing the associated Target Fund shares.

     RESPONSE. The section has been revised to state that Acquiring Fund shares acquired in connection with the Reorganization will not be subject to the redemption fee.

17. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding how the Funds' investment objectives, principal investment strategies and principal risks compare:

     (a) Please clarify if the principal risks of the Funds differ as a result of the fact that the Target Fund may invest up to 30% of its net assets in securities of issuers in the commercial banking industry, while the Acquiring Fund may not do so;

     (b) Please disclose that investments in participatory notes are part of the Acquiring Fund's principal investment strategies, while the Target Fund does not invest in participatory notes; and

     (c) In light of the Acquiring Fund's ability to invest in participatory notes, please consider revising the statement that the principal investment strategies of the Acquiring Fund are substantially the same as the principal investment strategies of the Target Fund, and the statement that the principal risks of owning shares of the Acquiring Fund are the same as the principal risks of owning shares of the Target Fund, to state that the principal investment strategies and principal risks are "substantially similar." Please also use the "substantially similar" terminology in the statements in the "Additional Information about the Funds" section of the Proxy comparing the Funds' principal investment strategies and principal risks.

     RESPONSE. The requested changes have been made.

18. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding how the Funds' expenses compare:

     (a) Please address the Acquiring Fund's redemption fee in the narrative comparison;

     RESPONSE. The requested change has been made.

     (b) Please move the reference to footnote 1 to the fee table to the "Other Expenses" row, and move the reference to footnote 2 to the fee table to the "Less Fee Waiver and/or Expense Reimbursement" row; and

     RESPONSE. The requested change has been made.

     (c) In footnote 2 to the fee table, please disclose any recoupment provision in the expense limitation agreement.

     RESPONSE. The Registrant confirms that there is no recoupment provision in the expense limitation agreement.

19. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding how the Funds' performance records compare:

     (a) Please revise the statement that the Acquiring Fund has not yet commenced operations to state that the Acquiring Fund had not commenced operations prior to the Reorganization; and

     (b) Please replace the reference to the Target Fund in the statement that past performance is not necessarily an indication of how the Fund will perform in the future with a reference to the Acquiring Fund, because the future performance would be that of the Acquiring Fund if the Reorganization is consummated.

     RESPONSE. The Registrant respectfully declines to make the requested changes because the Proxy is designed to be utilized prior to the Reorganization. The answer has, however, been revised to clarify that the Target Fund's past performance is also not necessarily an indication of how the Acquiring Fund will perform in the future.

20. COMMENT. Please review the answer to the question in the "Summary of Key Information" section of the Proxy regarding whether the Acquiring Fund will have different portfolio managers than the Target Fund, in light of the identification of Andrew Porter as a portfolio manager of the Target Fund, but not the Acquiring Fund.

     RESPONSE. The answer has been revised to state that, while the portfolio management team of the Acquiring Fund is substantially the same as the portfolio management team of the Target Fund, the Acquiring Fund has identified a smaller group of team members as being primarily responsible for the day-to-day management of the Acquiring Fund's portfolio.

21. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding how shareholders can vote on the Reorganization, please describe how shareholders can revoke proxy instructions.

     RESPONSE. The requested change has been made.

22. COMMENT. In the answer to the question in the "Summary of Key Information" section of the Proxy regarding where shareholders can find more information about the Funds and the Reorganization, please consider indicating the times of day during which shareholders may call the proxy solicitor.

     RESPONSE. The portion of the answer regarding the proxy solicitor has been removed.

23. COMMENT. Please describe the principal risks of investing in participatory notes in the "Additional Information about the Funds - Comparison of Principal Risks of Investing in the Funds" section of the Proxy.

     RESPONSE. The principal risks of investing in participatory notes are described in the "Derivatives Risk" paragraph in the section. In light of the foregoing, the Registrant believes that the section includes appropriate disclosure with respect to this matter.

24. COMMENT. Please describe the Acquiring Fund's policy with respect to temporary defensive positions in the "Additional Information about the Funds - Comparison of Principal Investment Strategies" section of the Proxy, because the description of the Target Fund's principal investment strategies in the section references a temporary defensive approach.

     RESPONSE. The Registrant respectfully declines to make the requested change, because the Target Fund's policy with respect to temporary defensive positions is not described in the section, and neither Fund considers temporary defensive positions to be part of its principal investment strategies.

25. COMMENT. Please consider whether it is appropriate to state in the "Additional Information about the Funds - Comparison of Fundamental and Non-Fundamental Investment Restrictions" section of the Proxy that certain differences between the Funds' policies would never materially impact the operations of the Acquiring Fund.

     RESPONSE. The section indicates that the differences are not expected to materially impact the operations of the Acquiring Fund. In light of the foregoing, the Registrant believes that the section includes appropriate disclosure with respect to this matter.

26. COMMENT. Please revise the Acquiring Fund's fundamental policy with respect to borrowing to incorporate the referenced provisions of the 1940 Act.

     RESPONSE. The Registrant respectfully declines to make the requested change, because, as noted in the Proxy, the Acquiring Fund has adopted fundamental policies that generally limit its investments only as required by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, so as to avoid the need to seek shareholder approval to change a fundamental policy in connection with an amendment or new interpretation of such statute, rules or regulations. The Registrant notes that the Acquiring Fund's statement of additional information includes a description of the borrowing provisions of the 1940 Act.

27. COMMENT. Please consider creating separate rows for the comparisons of the Funds' fundamental policies with respect to commodities and real estate in the "Additional Information about the Funds - Comparison of Fundamental and Non-Fundamental Investment Restrictions" section of the Proxy, given that the impact of the differences in the commodities policies is described separately from the impact of the differences in the real estate policies.

     RESPONSE. The Registrant respectfully declines to make the requested change, because the presentation of the Acquiring Fund's fundamental policy with respect to commodities and real estate is consistent with the presentation of the policy in the Acquiring Fund's statement of additional information.

28. COMMENT. In the "Additional Information about the Funds - Comparison of Shareholder Rights" section of the Proxy, please consider describing the circumstances under which shareholders of the Funds would be entitled to call shareholder meetings under the 1940 Act.

     RESPONSE. The Registrant respectfully declines to make the requested change, because the section's description of the rights of shareholders to call meetings is consistent with the description of such rights in the Funds' governing instruments, shareholders of both Funds generally have the same rights with respect to calling shareholder meetings, and General Instruction F to Form N-1A states that "[d]escriptions of practices that are necessitated or otherwise affected by legal requirements should generally not include detailed discussions of the law."

29. COMMENT. In the "The Proposed Reorganization - Summary of Agreement and Plan of Reorganization" section of the Proxy, please remove the statement that the summary is qualified by reference to the form of Agreement.

     RESPONSE. The Registrant respectfully declines to make the requested change, because it believes that the summary can be qualified by reference to the form of Agreement.

30. COMMENT. Please describe any material differences between the rights of Target Fund shareholders and the rights of Acquiring Fund shareholders, as required by Item 4(a)(5) of Form N-14.

     RESPONSE. The Registrant believes that the disclosure in the "Additional Information about the Funds - Comparison of Shareholder Rights" section of the Proxy meets the requirements of Item 4(a)(5) of Form N-14. In light of the foregoing, the Registrant believes that the Proxy includes appropriate disclosure with respect to this matter.

31. COMMENT. In the "The Proposed Reorganization - Board Considerations in Approving the Reorganization" section of the Proxy:

     (a) In connection with Section 15(f) of the 1940 Act, please describe the terms of the referenced Transition and Support Services Agreement;

     RESPONSE. The Registrant respectfully declines to make the requested change, because it does not believe that Section 15(f) requires disclosure of the terms of the Transition and Support Services Agreement. In addition, the Registrant notes that Section 15(f) is addressed in the "The Proposed Reorganization - Summary of Agreement and Plan of Reorganization" section of the Proxy.

     (b) Please explain supplementally why the fact that the portfolio managers who subadvise the Target Fund will serve as the portfolio managers of the Acquiring Fund was considered by the Target Fund Board in making its determination to approve the Agreement;

     RESPONSE. The Target Trust advises that the Target Fund Board considered portfolio management continuity as part of its overall consideration of the similarities between the Funds, which factored into its determination to approve the Agreement.

     (c) Please explain supplementally why the reasonableness of the terms and conditions of the Agreement was considered by the Target Fund Board in making its determination to approve the Agreement; and

     RESPONSE. The Target Trust advises that the Target Fund Board considered the reasonableness of the terms and conditions of the Agreement in making its determination to approve the Agreement, because the terms and conditions of the Agreement factored into its determinations that: (i) participation in the Reorganization was in the best interest of the Target Fund and its shareholders; and (ii) the interests of the Target Fund's shareholders would not be diluted as a result of the Reorganization.

     (d) Please disclose any other information and factors relevant to the Reorganization, including negative factors, that the Target Fund Board considered in making its determination to approve the Agreement.

     RESPONSE. The Registrant respectfully declines to make the requested change, because the Target Trust has confirmed that it believes that the Proxy appropriately discloses the factors that the Target Fund Board considered in making its determination to approve the Agreement.

32.  COMMENT. In the "The Proposed Reorganization - Costs of the
     Reorganization" section of the Proxy, please consider explaining why an affiliate of Mondrian would bear the expenses of the Reorganization, and disclosing the identity of such affiliate.

     RESPONSE. The Registrant respectfully declines to make the requested change, because it does not believe that information regarding the affiliate, or the reasons that the affiliate would bear the expenses of the Reorganization, would assist investors in making an informed decision about whether to approve the Reorganization.

33. COMMENT. In the "Voting Information - Proxy Solicitation" section of the Proxy, please disclose how a telephonic proxy vote may be revoked.

     RESPONSE. The Registrant respectfully declines to make the requested change, because the revocation rights with respect to a telephonic proxy vote are the same as those with respect to a written proxy vote, and such rights are discussed elsewhere in the Proxy.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon  Salkin